October 2, 2007

VIA EDGAR TRANSMISSION

Mr. William H. Thompson
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3561
Washington, DC 20549
Phone:  202-551-3344

Re:	AES Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed May 23, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed August 7, 2007
Form 10-Q for Fiscal Quarter Ended June 30, 2007
Filed August 9, 2007
File No. 1-22291

Dear Mr. Thompson:

On behalf of The AES Corporation (“AES” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated September 25, 2007 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”), Form 10-K/A for the fiscal year ended December 31, 2006 (the “2006 Form 10-K/A”) and Form 10-Q for the quarter ended June 30, 2007 (the “Second Quarter Form 10-Q”).  For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-K/A for Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 83

Mr. William H. Thompson
Securities and Exchange Commission

1.                                      Please include disclosure in management’s discussion and analysis regarding the impact that recently issued accounting standards will have on the financial statements when adopted.  Refer to the requirements of SAB Topic 11:M.

RESPONSE:  The Company respectfully submits that the information requested has been presented in Note 1 (on page 144) to the Consolidated Financial Statements in its Form 10-K/A for the year ended December 31, 2006.  In future filings, the Company will include disclosure in management’s discussion and analysis regarding the impact that recently issued accounting standards will have on the financial statements when adopted.

Consolidated Results of Operations, page 109

2.                                      Please revise your disclosure to quantify the various reasons given for changes in your revenue and expense line items.  In addition, please provide a discussion of the effect on the results of your Utilities and Generation operations of the differing economic, legal and regulatory environments in each of the various countries included in your geographic segments along with the impact on your operations of any governmental controls and restrictions in each of those segments.  Refer to Item 303 of Regulation S-K and FRR 36.

RESPONSE:  In future filings, the Company will revise its disclosure to further quantify the various reasons given for changes in revenue and expense line items.  With regard to the differing economic, legal and regulatory environments and the impact of these environments on the Company’s businesses, we note that the Company has extensive disclosure regarding applicable regulations in each country where it conducts business in the Regulatory Proceedings Section of the Form 10-K/A (on page 33).  In future filings, however, the Company will discuss the impact of these environments in its geographic segments along with the impact on its operations of any governmental controls and restrictions in each of those segments.

Capital Resources and Liquidity, page 120

Overview, page 120

3.                                      You disclose that you provide financial and performance related guarantees for the benefit of your subsidiaries.  In this regard, please tell us whether you guarantee registered securities, and, if so, how you concluded you are not required to provide the disclosures required by Rule 3-10(c) of Regulation S-X.

Mr. William H. Thompson
Securities and Exchange Commission

RESPONSE:  The Company does not guarantee any registered securities, other than two series of trust convertible preferred securities (the “Trust Securities”) issued by the AES Trust III and AES Trust VII (the “Trusts”).  As disclosed in footnote 8 to the Company’s financial statements, the Trusts are wholly-owned special purpose business trusts, the sole assets of which consist of junior subordinated debentures issued by the Company.  The Company’s obligations under the junior subordinated debentures and other relevant trust agreements, in the aggregate, constitute a full and unconditional guarantee by the Company of the Trusts’ respective obligations under the trust securities issued by each Trust.   Accordingly, with respect to these trust securities, the Company has provided the disclosure required by Rule 3-10(b) for a finance subsidiary.

Parent Company Liquidity, page 126

4.                                      We note your presentation of “Total parent liquidity,” a non-GAAP liquidity measure.  Please revise your disclosure as follows:

(a) Identify this as a non-GAAP measure of liquidity.

(b) Present cash flows from operating, investing and financing activities alongside it.

(c) Provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities.

(d) Describe how management uses the non-GAAP measure and why they believe it is meaningful to readers.

(e) Disclose that the non-GAAP measure should not be considered as an alternative to cash and cash equivalents, which is determined in accordance with GAAP, as a measure of liquidity.

RESPONSE: In future filings, the Company will ensure that the information requested in items (a) through (e) will be disclosed, other than the information requested in item (b).

With respect to item (b), the Company respectfully submits that on page 127, the Company has provided a reconciliation of total parent liquidity to consolidated cash balances, the corresponding GAAP measure.  Furthermore, the cash flow amounts referenced in the Staff’s comments are already disclosed in the consolidated cash flow statement on page 137 and the parent-only cash flows are already disclosed in the unconsolidated cash flow statement on page S-4.  Since none of the amounts in the section relate to cash flows, the Company respectfully submits that it is not necessary to include either the cash flows from operating, investing and financing activities related to the parent or the consolidated activity.  The Company respectfully submits that the information requested in subparagraph (b) does not appear to be required by Regulation G or any other disclosure requirement. The information disclosed in this section of management’s discussion and

Mr. William H. Thompson
Securities and Exchange Commission

analysis relates to liquidity associated with balances and balance sheet items, rather than cash flows.

Note 1. General and Summary of Significant Accounting Policies, page 139

5.                                      We note your disclosure on page 57 that your subsidiaries face various restrictions in their ability to distribute cash to you.  To the extent restricted net assets of such subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year, please describe the nature of the restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of fiscal 2006.  Refer to Rule 4-08(e)(3) of Regulation S-X.

RESPONSE:  The Company respectfully submits that it has disclosed the restricted net assets of subsidiaries in Note 8 on page 172 of the Form 10-K/A for the year ended December 31, 2006.  In future filings, to the extent restricted net assets of such subsidiaries exceeds 25% of consolidated net assets as of the end of the most recently completed fiscal year, the Company will disclose the nature of the restrictions on the ability of consolidated and unconsolidated subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances and will disclose separately the amounts of restricted net assets for consolidated and unconsolidated subsidiaries as of the end of each fiscal year.

6.                                      Please tell us and disclose how you account for sales and the purchases of power to and from Independent System Operators and Regional Transmission Organizations.  Specifically address whether you account for these transactions on a gross or net basis.  In addition, tell us and disclose the basis on which you net purchases and sales (for example, on a net hourly basis).

RESPONSE:  The Company has businesses wherein it makes sales and purchases of power to and from Independent System Operators and Regional Transmission Organizations.  In those instances, the Company accounts for these transactions on a net hourly basis because the transactions are settled on a net hourly basis.    In future filings, the Company will disclose that it accounts for these transactions on a net hourly basis.

7.                                      You disclose on page 44 that you hedge your exposure to congestion charges with Financial Transmission Rights (“FTRs”).  Please tell us and disclose how you account for FTRs.

Mr. William H. Thompson
Securities and Exchange Commission

RESPONSE:  The Company notes that it purchased a de minimis amount of FTRs (less than $2 million) in the year ended December 31, 2006, which represents less than 1% of net income for that year.  The value of FTRs on the Company’s consolidated balance sheets was $1.3 million and $2.6 million as of December 31, 2006 and 2005, respectively.  The Company respectfully submits that it believes that the FTRs are therefore immaterial to the Company’s financial statements under SAB 99.  FTRs are accounted for as derivatives and are not designated as hedges.  The reference to hedging exposure on page 44 refers to an economic hedge rather than an accounting hedge pursuant to FAS 133.  In the event that the Company hedges its exposure to congestion charges using a material amount of FTRs, the Company will expand its disclosure to explain how it accounts for FTRs.

Note 4. Deferred Regulatory Assets & Liabilities, page 164

8.                                      Please revise to disclose the nature of all material regulatory assets and liabilities and, in accordance with a best practices approach, affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period.  In addition, in light of the differing regulatory environments in some of the areas where you have regulated operations, you should consider disclosing information that would enable an investor to determine the country and/or geographic segment where your deferred regulatory assets and liabilities are located.

RESPONSE:  As currently presented, the Company’s disclosure presents the material regulatory assets which do not earn a rate of return and provides the anticipated recovery period.  In future filings, the Company will disclose the nature of the regulatory assets and liabilities, including the rate of return of any material regulatory assets that earn a rate of return, and the country and/or geographic segment where the deferred regulatory assets and liabilities are located.

Note 5. Property, Plant & Equipment, page 166

9.                                      Please separately disclose the balances for unregulated versus regulated property, plant and equipment and accumulated depreciation.

RESPONSE:  In future filings, the Company will separately disclose the balances for Non-Regulated and Regulated property, plant and equipment and accumulated depreciation. Non-Regulated and Regulated electric generation and distribution assets were

Mr. William H. Thompson
Securities and Exchange Commission

approximately $13 billion and $9 billion, respectively as shown below (amounts are in millions of dollars).

Electric Generation and Distribution Assets:
Non-Regulated	13,119
Regulated.	8,716
Total Electric Generation and Distribution Assets	21,835

Note 6. Investments in and Advances to Affiliates, page 166

Companhia Energetica de Minas Gerais, page 167

10.                               Reference is made to your disclosure on page 75 regarding the BNDES collection suit against SEB to obtain payment under the loan agreement, the proceeds of which were used by SEB to acquire the shares of CEMIG.  Please tell us in further detail the nature of this dispute and tell us the amount of the loan and investment in CEMIG recorded by SEB as of December 31, 2006.  Additionally, clarify for us how you account for your investment in SEB, including your percentage ownership, show us how you computed an equity investment in CEMIG, net of debt used to finance the investment, of $(484) million based on total debt of $1.6 billion, and tell us where you classify this investment on your balance sheet.

RESPONSE:  Under the original loan agreement between SEB and BNDES, SEB borrowed R$3.3 billion (US $1.6 billion) to finance SEB’s purchase of the shares of Companhia Energética de Minas Gerais S.A. (“CEMIG”), an integrated utility in the state of Minas Gerais, Brazil.  SEB entered into this loan agreement along with several other agreements, including a shareholders agreement, which gave managerial control of the CEMIG to SEB.  Subsequently, the government of Minas Gerais elected not to honor the shareholders agreement and sought an injunction voiding the shareholders agreement, including the provisions granting SEB managerial control over CEMIG.  The injunction was granted and SEB sought two interlocutory appeals.  While waiting on a final judgment regarding this matter, SEB and BNDES entered into two amendments to the financing agreement postponing payments under the loan agreement.  BNDES now alleges that SEB failed to make payments under the loan and has sued SEB for repayment of the loan.

Mr. William H. Thompson
Securities and Exchange Commission

The organization chart set forth below shows the various entities that hold an ownership interest in CEMIG.  The percentages included in the chart below are ownership interest percentages.  Delphos, an unrelated third party, has voting control of Cayman Energy Traders (CET).

As of December 31, 2006, the amount of the loan payable by SEB to BNDES was $1.4 billion, including accrued penalties and interest.  As of December 31, 2006, the amount of the investment in CEMIG held by SEB had decreased to $456 million from $484 million at the end of 2002.

As disclosed in our Form 10-K for the year ended December 31, 2002, a combination of events occurred related to the CEMIG investment. These events included consistent poor operating performance in part caused by continued depressed demand and poor asset management, the inability to adequately service or refinance operating company debt and acquisition debt, and a continued decline in the market price of CEMIG shares. Additionally, our partner in CET sold its interest in this holding company to an unrelated third party (Delphos) in December 2002 for a nominal amount. Upon evaluating these events in conjunction with each other, the Company concluded that an other than temporary decline in value of the CEMIG investment had occurred. Therefore, in December 2002, AES recorded a charge related to the other than temporary impairment of the investment in CEMIG, and the shares in CEMIG were written-down to fair market value.

Mr. William H. Thompson
Securities and Exchange Commission

Additionally, AES recorded a valuation allowance against a deferred tax asset related to the CEMIG investment. The total amount of these charges, net of tax, was $587 million, of which $264 million relates to the other than temporary impairment of the investment and $323 million relates to the valuation allowance against the deferred tax asset. As a result of these charges, the Company’s investment in CEMIG, net of debt used to finance the CEMIG investment, is negative.

In the fourth quarter of 2002, AES lost management control of CET.  As a result of the loss of management control, AES deconsolidated CET at December 31, 2002.

In accordance with Accounting Principles Board Opinion No. 18, the Company discontinues the application of the equity method when an investment is reduced to zero and does not provide for additional losses when the Company does not guarantee the obligations of the investee or is not otherwise committed to provide further financial support for the investee, such is the case with CET.  The Company resumes the application of the equity method if the investee subsequently reports net income to the extent that the Company’s share of such net income equals the share of net losses not recognized during the period the equity method was suspended.

The Company’s negative investment in SEB is classified as a long-term liability in its consolidated balance sheet.

Notes 8. Long-Term Debt, page 170

11.                               We note your disclosure on page 56 that your failure to file your 2005 and 2006 annual reports with the SEC in a timely fashion also resulted in covenant defaults under your Senior Secured Credit Facility and the indenture governing certain of your outstanding debt securities, that such defaults required you to obtain a waiver from the lender under the Senior Secured Credit Facility and that the default under the indentures was cured upon the filing of the reports within the permitted grace periods.  Please expand your disclosure in Note 8 to address these matters.

RESPONSE:  In future filings, the Company will provide the requested disclosure as requested by the Staff.

Mr. William H. Thompson
Securities and Exchange Commission

Note 12. Benefit Plans, page 187

12.                               Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87.  Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

RESPONSE:  Under the provisions of paragraph 30 of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, the market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value. The Company has determined that the market related value of its plan assets is fair value.  In future filings, the Company will include disclosure which will clarify the method used to determine market related value of its plan assets.

Note 14. Stockholders’ Equity, page 193

Sale of Subsidiary Stock and Brasiliana Restructuring, page 193

13.                               Since the proceeds from the sale of Eletropaulo preferred class-B shares were used to repay Brasiliana debt, please explain to us how you concluded AES Corp realized the translation adjustment upon the sale of Eletropaulo preferred class-B shares by Transgas.  Additionally, explain to us how you concluded that the sale of preferred stock qualifies as a sale of ownership interest, as contemplated in paragraph 2 of FIN 37.

RESPONSE:  The preferred shares of Eletropaulo were sold by a subsidiary of Brasiliana.  The proceeds were remitted to Brasiliana and were used to repay debt.  Therefore, a portion of the ownership interest in the foreign entity Eletropaulo was liquidated and a pro rata portion of the accumulated translation adjustment component of equity was recognized in accordance with FIN 37.  The preferred shares of Eletropaulo have the same rights with regard to equity ownership as the common shares.  Therefore, the preferred shares represent an ownership interest for purposes of FAS 94.

Mr. William H. Thompson
Securities and Exchange Commission

Item 9A. Controls and Procedures, page 217

Changes in Internal Control, page 227

14.                               We note your disclosure that there were no changes in your internal control over financial reporting during the quarter ended December 31, 2006 “other than the identification of new material weaknesses, the remediation of certain previously reported and newly identified material weaknesses, and progress on remediation of certain previously reported and newly identified material weaknesses…” Please revise to state clearly, if true, that there were changes in your internal control over financial reporting during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308(c) of Regulation S-K.

RESPONSE:  In future filings, the Company will disclose changes in internal control in accordance with Item 308(c) of Regulation S-K.

*   *   *   *

The Company hereby acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•             The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Zafar A. Hasan at 703-682-1110.

Sincerely,

/s/ VICTORIA D. HARKER
Victoria D. Harker
Chief Financial Officer

cc:	Sondra Snyder, Securities and Exchange Commission
Sarah Goldberg, Securities and Exchange Commission
Zafar A. Hasan, The AES Corporation
Mary Wood, The AES Corporation